UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

BRF S.A.
 (Name of Issuer)

Common Shares, no par value per share,
including in the form of American Depositary Shares
(Title of Class of Securities)

10552T1071
 (CUSIP Number)

Lim Eng Kok	Jimmy Teo Poh Leong
GIC Private Limited	GIC Private Limited
168, Robinson Road	168, Robinson Road
#37-01, Capital Tower	#37-01, Capital Tower
Singapore 068912	Singapore 068912
+65 6889 8888	+65 6889 8888
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 13, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	CUSIP number is for the American Depositary Shares of BRF S.A., each representing one Common Share.

SCHEDULE 13D

CUSIP No.: 10552T107	Page 2 of 7 Pages

1.	Names of Reporting Persons. GIC PRIVATE LIMITED
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Singapore
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	31,035,253
	8.	Shared Voting Power	9,411,742
	9.	Sole Dispositive Power	31,035,253
	10.	Shared Dispositive Power	9,411,742
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,446,995
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 5.06%[1]
14.	Type of Reporting Person: CO

1	The percentages used herein are calculated based upon 798,967,929 Shares outstanding based on information disclosed by the Issuer.

SCHEDULE 13D

Page 3 of 7 Pages

Item 1.                                Security and Issuer

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) is being filed by the undersigned, pursuant to §240.13d-2(a), to amend and supplement the statement on Schedule 13D filed on January 29, 2014 (the “Original Schedule 13D”), as amended and supplemented by Amendment No.1 filed on March 04, 2014, and Amendment No. 2 filed on March 26, 2014, and Amendment No. 3 filed on March 3, 2016 (the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3, collectively, the “Schedule 13D”) with respect to the Common Shares, no par value per share, (the “Shares”), including in the form of American Depositary Shares (“ADS”), of BRF S.A. (the “Issuer”), a foreign private issuer, as defined in Rule 3b-4 of the Act, whose principal executive offices are located at 1400 R. Hungria, 5th Floor, Jd América; 01455000; São Paulo – SP, Brazil.

Capitalized terms not defined in this Amendment No. 4 shall have the meaning ascribed to them in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 2.                                Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a-c,f) This Schedule 13D is filed by GIC Private Limited (“GIC” or the “Reporting Person”).  GIC is a global investment management company established in 1981 under the Singapore Companies Act to manage the Government of Singapore’s foreign reserves.  GIC is a private company limited by shares organized under the laws of the Republic of Singapore.

The following are each of the executive officers and directors of GIC and their respective address, occupation and citizenship:

Name	Address	Principal Occupation	Citizenship
Lee Hsien Loong	Prime Minister’s Office Istana Annexe Singapore 238823	Prime Minister	Singapore Citizen
Teo Chee Hean	Ministry of Home Affairs New Phoenix Park 28 Irrawaddy Road Singapore 329560	Deputy Prime Minister & Coordinating Minister for National Security	Singapore Citizen
Tharman Shanmugaratnam	Ministry of Finance 100 High Street #10-01 The Treasury Singapore 179434	Deputy Prime Minister & Coordinating Minister for Economic & Social Policies	Singapore Citizen
Lim Hng Kiang	Ministry of Trade & Industry 100 High Street #10-01 The Treasury Singapore 179434	Minister for Trade & Industry (Trade)	Singapore Citizen
Heng Swee Keat	Ministry of Finance 100 High Street #10-01 The Treasury Singapore 179434	Minister for Finance	Singapore Citizen

SCHEDULE 13D

Page 4 of 7 Pages

Raymond Lim	3 Anson Road #23-01 Springleaf Tower	Chairman, APS Asset Management	Singapore Citizen
Peter Seah Lim Huat	12 Marina Boulevard Marina Bay Financial Centre Tower 3, Level 45 Singapore 018982	Chairman, DBS Group Holdings Ltd	Singapore Citizen
Ang Kong Hua	30 Hill Street #05-04 Singapore 179360	Chairman, Sembcorp Industries Ltd	Singapore Citizen
Chew Choon Seng	2 Shenton Way #29-00 SGX Centre 1 Singapore 068804	Chairman, Singapore Exchange Ltd & Singapore Tourism Board	Singapore Citizen
Hsieh Fu Hua	80 Raffles Place #06-00 UOB Plaza 1 Singapore 048624	Chairman, UOB Ltd	Singapore Citizen

Loh Boon Chye	2 Shenton Way #02-02 SGX Centre 1 Singapore 068804	Chief Executive Officer, Singapore Exchange Ltd	Singapore Citizen
Gautam Banerjee	Marina Bay Financial Centre Tower 2 Suite 13-01/02, Marina Boulevard Singapore 018983	Chairman, Blackstone Singapore	Singapore Citizen
S. Dhanabalan	60B Orchard Road #06-18 Tower 2 The Atrium@Orchard Singapore 238891	Member, Council of Presidential Advisers	Singapore Citizen
Lim Siong Guan	168 Robinson Road #37-01 Capital Tower Singapore 068912	Group President, GIC	Singapore Citizen
Lim Chow Kiat	168 Robinson Road #37-01 Capital Tower Singapore 068912	Deputy Group President & Group Chief Investment Officer, GIC	Singapore Citizen

(d) The Reporting Person and, to the best of its knowledge, each executive officer and director of the Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

SCHEDULE 13D

Page 5 of 7 Pages

(e) The Reporting Person and, to the best of its knowledge, each executive officer and director of the Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.                                Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

GIC is a fund manager and manages the reserves of the Government of Singapore.  As part of our portfolio investments, a total of $ 8,224,302.89 was paid to acquire the Shares held in the form of ADS, and a total of R$ 233,600,251.75 was paid to acquire the Shares, as reported in Exhibit E.

Item 5.                                Interest in Securities of the Issuer

Items 5 (a), (b) and (c) of the Schedule 13D are hereby amended and supplemented by adding the following information:

(a, b) The aggregate number of Shares, including those held in the form of ADS, and the percentage of total outstanding Shares beneficially owned by the Reporting Person as of July 13, 2016 is set forth below:

Reporting Person	Number of Shares Beneficially Owned1	Percentage of Outstanding Shares	Number of Outstanding Shares2
GIC	40,446,995	5.06%	798,967,929

1.           GIC is a fund manager and only has 2 clients – the Government of Singapore (“GoS”) and the Monetary Authority of Singapore (“MAS”).  Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS.  As such, GIC has the sole power to vote and

SCHEDULE 13D

Page 6 of 7 Pages

power to dispose of the 31,035,253 securities beneficially owned by it.   GIC shares power to vote and dispose of 9,411,742 securities beneficially owned by it with MAS.  GIC, GoS and MAS disclaim membership in a group.

2.          The percentages used herein are calculated based upon 798,967,929 Shares outstanding based on information disclosed by the Issuer.

(c) The trading dates, number of Shares or ADS acquired and disposed of, price per Share or ADS, and how the transactions were effected for all transactions in the Shares or ADS by the Reporting Person in the past sixty days is set forth in Exhibit E.

Item 7.                                Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Exhibit E:                                Schedule of Transactions, in response to Item 5(c)

SCHEDULE 13D

Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GIC PRIVATE LIMITED

By:	/s/ Lim Eng Kok
Name:	Lim Eng Kok
Title:	Senior Vice President

By:	/s/ Jimmy Teo Poh Leong
Name:	Jimmy Teo Poh Leong
Title:	Senior Vice President

July 15, 2016

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

EXHIBIT E

SCHEDULE OF TRANSACTIONS

The following transactions were effected by GIC in the open market through a broker.

Trade Date	ADR or Shares	Buy / Sell	Quantity	Price per Share (in USD)
25 May 2016	BRF SA-ADR	BUY	163,699	$ 12.836214
25 May 2016	BRF SA-ADR	BUY	47,722	$ 12.836214
07 Jun 2016	BRF SA-ADR	SELL	(3,816)	$ 13.732271
09 Jun 2016	BRF SA-ADR	BUY	248,200	$ 14.218394
29 Jun 2016	BRF SA-ADR	BUY	15,146	$ 13.669278
30 Jun 2016	BRF SA-ADR	SELL	(20,625)	$ 13.849461
06 Jul 2016	BRF SA-ADR	SELL	(124,381)	$ 14.387608
07 Jul 2016	BRF SA-ADR	BUY	120,871	$ 14.581712

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Trade Date	ADR or Shares	Buy / Sell	Quantity	Price per Share (in BRL)
25 May 16	BRF SA	BUY	173,109	R$ 46.322435
03 Jun 16	BRF SA	BUY	125,100	R$ 48.358897
08 Jun 16	BRF SA	BUY	86,885	R$ 48.392029
09 Jun 16	BRF SA	BUY	93,083	R$ 48.359184
30 Jun 16	BRF SA	BUY	706,100	R$ 44.68364
01 Jul 16	BRF SA	BUY	286,360	R$ 46.751711
01 Jul 16	BRF SA	BUY	588,640	R$ 46.751711
04 Jul 16	BRF SA	BUY	196,361	R$ 48.634988
04 Jul 16	BRF SA	BUY	403,639	R$ 48.634988
05 Jul 16	BRF SA	BUY	148,371	R$ 48.007326
05 Jul 16	BRF SA	BUY	326,629	R$ 48.007326
06 Jul 16	BRF SA	BUY	78,090	R$ 48.20686
06 Jul 16	BRF SA	BUY	171,910	R$ 48.20686
07 Jul 16	BRF SA	BUY	85,899	R$ 48.944331
07 Jul 16	BRF SA	BUY	189,101	R$ 48.944331
08 Jul 16	BRF SA	BUY	70,278	R$ 49.320244
08 Jul 16	BRF SA	BUY	154,722	R$ 49.320244
11 Jul 16	BRF SA	BUY	96,827	R$ 50.4368
11 Jul 16	BRF SA	BUY	213,173	R$ 50.4368
12 Jul 16	BRF SA	BUY	134,308	R$ 51.152365
12 Jul 16	BRF SA	BUY	295,692	R$ 51.152365
13 Jul 16	BRF SA	BUY	73,444	R$ 50.33163
13 Jul 16	BRF SA	BUY	161,693	R$ 50.33163

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